UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-13403

CUSIP NUMBER: 027070101

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

American Italian Pasta Company

Full Name of Registrant

Not Applicable

Former Name if Applicable

4100 N. Mulberry Drive, Suite 200

Address of Principal Executive Office (Street and Number)

Kansas City, Missouri 64116

City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report or Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q of American Italian Pasta Company (the “Company”) for the quarter ended March 31, 2006, could not be filed with the Securities and Exchange Commission on a timely basis in light of the circumstances described below.

As previously disclosed, the Company’s Audit Committee is conducting an internal investigation of certain accounting procedures and practices and certain other matters. The Company has previously disclosed significant impairment charges and other financial statement adjustments that it expects will be recorded. The Audit Committee’s investigation is ongoing and may result in modifications to such adjustments or additional adjustments. The outcome of the Audit Committee’s investigation and the impact these financial statement adjustments will have on the Company’s financial statements for the period ended March 31, 2006 or on prior period financial statements has not yet been determined.

In addition, on October 25, 2005, the Company announced certain of its historical financial statements should no longer be relied upon and that as soon as practical after the conclusion of the Audit Committee investigation the Company anticipated filing restated financial statements for the affected periods (the “Restatement”).

The Company’s Quarterly Report on Form 10-Q, due on May 10, 2006, cannot be completed and filed until the Audit Committee has completed its review of the matters that are the subject of its internal investigation and the Restatement can be completed.

The Company will file its Form 10-Q as soon as practicable but will not do so within the five day extension period provided for under SEC Rule 12b-25.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

George D. Shadid	(816) 854-5621
(Name)	(Area Code) (Telephone Number)

(2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐Yes ☒No

Quarterly Report on Form 10-Q for the quarter ended July 1, 2005

Annual Report on Form 10-K for the year ended September 30, 2005

Quarterly Report on Form 10-Q for the quarter ended December 30, 2005

(3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the pending Restatement, the Registrant’s results of operations from the corresponding periods of the prior fiscal year will change. Because the Restatement process is not yet complete and is subject to audit, the Registrant cannot determine if a significant change in results of operations from the corresponding periods of the prior fiscal year will be reported or quantify the extent of any such change at this time, or determine the impact on the results for the period ended March 31, 2006.

American Italian Pasta Company (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:	May 11, 2006	By:	/s/ George D. Shadid
		Name:	George D. Shadid
		Title:	Chief Financial Officer

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